

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 11, 2016

Angelo Marino
President
Earth Life Sciences Inc.
1324 Chemin de Chambly
Longueil, Quebec Canada J4J 3X3

> **Re:** **Earth Life Sciences Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed April 18, 2016**
> **File No. 001-31444**

Dear Mr. Marino:

We issued comments to you on the above captioned filing on June 8, 2016. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to the comments by July 25, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications